# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Marti Technologies, Inc., CIK 0001852767
CUSIP: 573134103
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Address of issuer's principal executive offices: Buyukdere Cd. No:237, Maslak Sariyer/Istanbul, Turkey (W8), 34485
Date of event which requires filing of this statement: 05/11/2024
Filed by CIK 0001982322
Persons authorized to receive notices and communications: Cankut Durgun, Buyukdere Cd. No:237, Maslak Sariyer/Istanbul, Turkey (W8), 34485, 0 (850) 308 34 19

## Reporting persons
- Cankut Durgun (CIK 0001982322): type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); source of funds: other (OO); sole voting power 0; shared voting power 13,259,818; sole dispositive power 0; shared dispositive power 13,259,818; aggregate amount beneficially owned 13,259,818 (17.1% of the class)
- Esra Unluaslan Durgun: type of reporting person: individual (IN); citizenship or place of organization: Turkey (W8); source of funds: other (OO); sole voting power 0; shared voting power 13,259,818; sole dispositive power 0; shared dispositive power 13,259,818; aggregate amount beneficially owned 13,259,818 (17.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Ordinary Shares, par value $0.0001
Name of issuer: Marti Technologies, Inc.
Address of issuer's principal executive offices: Buyukdere Cd. No:237, Maslak Sariyer/Istanbul, Turkey (W8), 34485
Comment: This Amendment No. 1 to Schedule 13D ("Amendment No. 1") amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission on July 20, 2023 (as amended to date, the "Schedule 13D"), relating to the Class A Ordinary Shares, par value $0.0001 per share (the "Class A Ordinary Shares"), of Marti Technologies, Inc., a Cayman Islands exempted company (the "Issuer"). Capitalized terms used herein without definition shall have the meanings set forth in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Since the Schedule 13D filed on July 20, 2023, Ms. Durgun has acquired the Class A Ordinary Shares reported herein pursuant to awards granted to Ms. Durgun by the Issuer in consideration for services rendered to the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained on the cover pages is incorporated by reference to this Item 5.

The Reporting Persons may be deemed to beneficially own 13,259,818 Class A Ordinary Shares, representing 17.1% of the Class A Ordinary Shares, based upon 77,708,475 Class A Ordinary Shares outstanding as of June 30, 2025.

Esra Unluaslan Durgun is the record holder of (i) 12,207,878 Class A Ordinary Shares and (ii) 1,051,940 Class A Ordinary Shares underlying restricted stock units that will vest within 60 days of the date hereof. Ms. Durgun holds all economic rights to such securities. The Reporting Persons are married and by virtue of their relationship, the Reporting Persons may be deemed to share beneficial ownership of the securities reported herein but Mr. Durgun disclaims such beneficial ownership.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained on the cover pages is incorporated by reference to this Item 5.
Transactions in the class effected during the past sixty days: During the past 60 days, neither of the Reporting Persons have effected any transactions with respect to the Class A Ordinary Shares.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Signatures
- Cankut Durgun: /s/ Cankut Durgun, Cankut Durgun (07/02/2025)
- Esra Unluaslan Durgun: /s/ Esra Unluaslan Durgun, Esra Unluaslan Durgun (07/02/2025)